SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------

                        INFORMATION STATEMENT PURSUANT TO
                              SECTION 14F-1 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 ---------------

                           ZEN POTTERY EQUIPMENT, INC.
                           ---------------------------
                            (Name of Subject Company)


                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                  98935-M-10-5
                                  ------------
                      (CUSIP Number of Class of Securities)

                           Christopher d'Arnaud-Taylor
                      Chairman and Chief Executive Officer
                     1185 Avenue of the Americas, 20th Floor
                            New York, New York 10036
                                 (646) 723-4000
                                 --------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                 ---------------

                                 With a copy to:

                            Spencer G. Feldman, Esq.
                             Greenberg Traurig, LLP
                                MetLife Building
                           200 Park Avenue, 15th Floor
                            New York, New York 10166
                                 (212) 801-9200

                           ZEN POTTERY EQUIPMENT, INC.
                     1185 Avenue of the Americas, 20th Floor
                            New York, New York 10036
                                 (646) 723-4000

             Information Statement Pursuant to Section 14(f) of the
                       Securities Exchange Act of 1934 and
                  Securities and Exchange Commission Rule 14f-1

                             Notice of Change in the
                       Majority of the Board of Directors

                                February 17, 2005


                                  INTRODUCTION

      The information contained in this Information Statement is being furnished to all holders of record of common stock of Zen Pottery Equipment, Inc. at the close of business on February 14, 2005 in accordance with the requirements of
Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of Zen Pottery's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about February 17, 2005.

      NO VOTE OR OTHER ACTION BY ZEN POTTERY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED.

      On February 2, 2005, Zen Pottery completed a reverse merger transaction, in which it caused Zen Acquisition Corp., a Delaware corporation and newly-created, wholly-owned subsidiary of Zen Pottery, to be merged with and into Xethanol Corporation, a Delaware corporation. Xethanol is a leader in the emerging waste-to-ethanol industry. Xethanol owns and operates two ethanol production facilities located in Iowa.

      As a result of the merger, Xethanol became a wholly-owned subsidiary of Zen Pottery under the new name of Xethanol BioEnergy, Inc., and Xethanol's former security holders acquired a majority of the outstanding shares of common stock, par value $.001 per share, of Zen Pottery. The reverse merger was consummated under Delaware law and pursuant to an Agreement of Merger and Plan of Reorganization, dated as of February 2, 2005. Concurrently with the closing of the reverse merger, Zen Pottery completed a private offering of shares of its common stock to accredited investors at a price of $3.25 per share. Zen Pottery received gross proceeds of $3,000,028 at the initial closing of the private offering, and an additional $867,847 at a subsequent closing.

      As a result of these transactions, control of Zen Pottery passed to the former Xethanol stockholders. See "Voting Control and Management." In accordance with Zen Pottery's by-laws for filling newly-created board vacancies, Zen Zachariah Pool III and Walter C. Nathan, existing Zen Pottery directors, appointed Christopher d'Arnaud-Taylor and Franz A. Skryanz, previous directors of Xethanol, to serve as additional directors of Zen Pottery effective at the closing of the Merger Agreement. Susan Pool resigned as a director effective at the closing of the Merger Agreement. On February 2, 2005, following the closing, the four directors additionally proposed Mark Austin, William Frost and Jeffrey S. Langberg to serve as directors of Zen Pottery, to take effect upon compliance by Zen Pottery with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Messrs. Pool and Nathan also resigned as directors following the closing, with their resignations to take effect only upon compliance by Zen Pottery with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

      On February 2, 2005, Mr. d'Arnaud-Taylor was named Chairman and Chief Executive Officer and Franz A. Skryanz was named Vice President, Secretary and Treasurer. At the same time, Messrs. Pool and Nathan and Ms. Pool resigned as officers of Zen Pottery.

      On February 16, 2005, following the closing of the reverse merger and the two closings of the private offering transaction, Zen Pottery had 13,406,241 outstanding shares of common stock. The common stock is the only class of securities of Zen Pottery entitled to vote. Each share of common stock is entitled to one vote. Stockholders of Zen Pottery will have the opportunity to vote with respect to the election of directors at the next annual meeting of Zen Pottery's stockholders.

VOTING CONTROL AND MANAGEMENT

      The following table sets forth the positions and offices presently held with Zen Pottery for each executive officer, present director and proposed director, each person's age as of February 16, 2005, and the number of shares of common stock beneficially owned by each person. The table also includes beneficial holders of at least 5% of Zen Pottery's outstanding common stock. Except as otherwise set forth below, the address of each of the persons listed below is c/o Xethanol Corporation, 1185 Avenue of the Americas, 20th Floor, New York, New York 10036.

                                                                                 Shares of Common Stock
                                                                                  Beneficially Owned(1)
                                                                                  ---------------------
                                        Positions            Director/
                                        held with         Executive Officer                       Percentage of
Name                          Age      Zen Pottery            Since          Number of Shares      Class(2)
----                          ---      -----------            -----          ----------------      --------
EXECUTIVE OFFICERS, PRESENT
DIRECTORS AND PROPOSED
DIRECTORS:

Christopher d'Arnaud-Taylor   59     Chairman and Chief    Feb. 2, 2005        1,082,600(3)           8.1%
                                     Executive Officer

Franz A. Skryanz              67     Vice President,       Feb. 2, 2005           86,515                *
                                     Secretary,
                                     Treasurer and
                                     Director

Zen Zachariah Pool III        53     Director              April 1991            866,667(4)           6.5%

Walter C. Nathan              53     Director              June 1999             383,333(5)           2.9%

Mark Austin                   50     Proposed Director     (6)                    17,656(7)             *

William Frost                 30     Proposed Director     (6)                   449,710(8)           3.3%

Jeffrey S. Langberg           56     Proposed Director     (6)                 1,162,595(9)           8.7%

All executive officers,       --                --                   --        4,049,076(10)         29.4%
present directors and
proposed directors as a
group (7 persons)

5% STOCKHOLDERS:

Robert J. Lehman              N/A    Stockholder           N/A                   882,810(11)          6.6%

Lucas Energy Total Return     N/A    Stockholder           N/A                 1,070,000(12)          7.5%
Master Fund, Ltd.

Jed Schutz                    N/A    Stockholder           N/A                   766,406(13)          5.6%

W. Scott Smith                N/A    Stockholder           N/A                    972,41(14)          7.3%
----------
*     Less than 1% of outstanding shares

(1) Unless otherwise indicated, includes shares owned by a spouse, minor children and relatives sharing the same home, as well as entities owned or controlled by the named person. Also includes shares if the named person has the right to acquire those shares within 60 days after February 16, 2005 by the exercise of any warrant, stock option or other right. Unless otherwise noted, shares are owned of record and beneficially by the named person.

(2) Based upon 13,406,241 shares of common stock outstanding on February 16, 2005.

(3) Includes 757,450 shares of common stock held by Mr. d'Arnaud-Taylor's spouse and 318,088 shares of common stock held by London Manhattan Securities Inc., an entity controlled by Mr. d'Arnaud-Taylor.

(4) 500,000 of such shares are subject to purchase pursuant to an option agreement.

(5) 200,000 of such shares are subject to purchase pursuant to an option agreement.

(6) The election of Messrs. Austin, Frost and Langberg as directors will become effective on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act.

(7) Represents shares of common stock issuable upon the exercise of a currently exercisable warrant.

(8) Held by F4 Group, LP, an entity controlled by Mr. Frost. Includes 361,429 shares of common stock issuable upon the exercise of currently exercisable warrants.

(9) Includes 58,983 shares of common stock held by Mr. Langberg's spouse and 1,103,512 shares of common stock held by Bresner Partners Ltd., an entity controlled by Mr. Langberg.

(10) Includes 379,085 shares of common stock issuable upon the exercise of currently exercisable warrants.

(11) Includes 441,405 shares of common stock held by Mr. Lehman's spouse. Mr. Lehman's address is 1578 Conestoga Trail NE, Swisher, Iowa 52338.

(12) Includes 950,000 shares of common stock issuable upon the conversion of currently convertible notes. The address of Lucas Energy Total Return Master Fund, Ltd. is c/o Lucas Capital Management, LLC, 328 Newman Springs Road, Red Bank, New Jersey 07701.

(13) Includes 141,249 shares of common stock issuable upon the exercise of a currently exercisable warrant and 141,249 shares of currently outstanding common stock each held by the Ethel E. Schutz Irrevocable Trust, of which Mr. Schutz is the trustee. Also includes 132,427 shares of common stock issuable upon the exercise of currently exercisable warrants held by Mr. Schutz. Mr. Schutz's address is 18 On the Bluff, Sag Harbor, New York 11963.

(14) Includes 52,968 shares of common stock held by Jasmine Consulting, Inc., an entity controlled by Mr. Smith. Mr. Smith's address is 3141 Jasmine Drive, Delray Beach, Florida 33483.

      The principal occupations for the past five years (and, in some instances, for prior years) of each of Zen Pottery's executive officers, present directors and proposed directors are as follows:

      Christopher d'Arnaud-Taylor, Chairman and Chief Executive Officer. Mr. D'Arnaud-Taylor has worked with Xethanol since August 2000. He became Zen Pottery's Chairman and Chief Executive Officer on February 2, 2005. He is an international merchant banker and entrepreneur who gained global senior corporate executive experience with multinationals including Unilever, Reed Elsevier, Northrop Grumman and TKM Trading. He has directed the strategy, operations and financial affairs of companies in the United States, Europe, Africa, the Middle East and Asia and managed the development and execution of corporate turnarounds and entrepreneurial ventures worldwide. Mr. d'Arnaud-Taylor has been a Director and President of a private merchant banking firm, London Manhattan Securities, Inc., for more than the past five years. London Manhattan has worked with entrepreneurs and established companies in forging new enterprises and realizing the potential of established businesses through mergers and acquisitions, joint ventures and strategic alliances. London Manhattan has participated as managing co-venturer in special situations where its direct involvement improved the operating results and strategic focus of an underperforming company or new business venture. In addition to Xethanol, current London Manhattan initiatives are in the renewable fuels, alternative energy and digital imaging sectors. In support of these initiatives, Mr. d'Arnaud-Taylor also presently serves as a director of Digital Stone Technologies, Inc., a developer of advanced precast concrete technology that emulates the patterns of natural stone, and Xeminex, Inc., an early-stage producer of lead and zinc concentrates. In 2001, Mr. d'Arnaud-Taylor acquired control over, and served as President of, Cam Designs, Inc., a Nasdaq-listed automotive design firm, and successfully merged it with NETdigest.com, an Internet healthcare database company, in a reverse merger transaction In 2000, Mr. d'Arnaud-Taylor served as President of Findex.com, Inc., an Internet-based developer of religious software, when it too effected a reverse merger transaction.

      Mr. d'Arnaud-Taylor obtained his M.B.A. from the London Business School having completed additional graduate business studies as an exchange scholar in international finance and development economics at the Ecole des Hautes Etudes Commerciales in Paris, France and corporate finance at New York University's Stern School of Business. He previously studied economics, government and law at the University of Exeter, England.

      Zen Zachariah Pool, III, Director. Mr. Pool has been a director of Zen Pottery since April 1991 and served as its President and Chief Executive Officer from April 1991 to February 2, 2005. Mr. Pool serves as owner and President of Mile Hi Ceramics, Inc., a private family business established in 1954. He has also served as a Committee and a Board member of the National Ceramic Manufacturers Association, the Ceramic Institution of Art, Intermountain Ceramic Association, and the Colorado Art Education Association. He is a current member of the National Council on the Education of Ceramic Arts. Mr. Pool has agreed to resign as a director in connection with the appointment of the three proposed directors to Zen Pottery's board of directors.

      Walter C. Nathan, Director. Mr. Nathan has been a director of Zen Pottery since June 1999 and served as its Treasurer and Chief Financial Officer from June 1999 through February 2, 2005. Since February 2003, Mr. Nathan has been employed by Manor Insurance Agency, selling both personal and commercial lines of insurance. From 1990 to 2003, he had been an independent insurance agent with Gold-Mark Insurance Agency. He specialized in all lines of personal insurance, including auto, home, life, and health. From 1987 to 1990, he was President of Mile High Investments, Inc., a private company involved in the acquisition and development of a real estate property. He received his B.S. degree in Business Finance from the University of Northern Colorado in 1974. Mr. Nathan has agreed to resign as a director in connection with the appointment of the three proposed directors to Zen Pottery's board of directors.

      Franz A. Skryanz, Vice President, Secretary, Treasurer and Director. Mr. Skryanz has worked with Xethanol since August 2000. He became Zen Pottery's Vice President, Secretary, Treasurer and a director on February 2, 2005. He has also worked for more than the past five years with London Manhattan Securities, Inc. assisting Mr. d'Arnaud-Taylor in the development of international projects and managing accounting and administration of that company. He is a financial executive with extensive experience in international business gained in senior management positions with diverse business organizations. Presently, Mr. Skryanz provides financial management, corporate secretary and treasury services to early-stage entrepreneurial companies. Concurrent with his association with Xethanol, Mr. Skryanz provides similar professional services to Digital Stone Technologies and Xeminex. Prior to joining Xethanol, he served as Treasurer and Secretary of NETdigest.com, Inc., Chief Financial Officer of Cam Designs, Inc. and Chief Financial Officer and Treasurer of Nyros Telecom Services, Inc., a privately-held company with telecom ventures in Russia. Mr. Skryanz holds an M.B.A. from the University of Vienna, Austria and was an exchange scholar at Cambridge University, England and the University of Valencia, Spain. He currently serves as a director of Digital Stone Technologies and Xeminex.

      Mark Austin, Director Nominee. Mr. Austin is expected to become a member of the board of directors of Zen Pottery on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. For more than the past five years, Mr. Austin has been the Managing Director of Chandler Reed LLC, a strategic growth and venture development consulting firm, where he advises clients in the areas of business strategy and planning, technology development, marketing, finance and strategic alliances. He has lectured on strategic planning in China, business development in Africa, and technology in Latin America. Mr. Austin holds patents issued in the United States, Latin America, Europe and Asia, and has won product design awards in the United States and Asia. He is an advisor to the New York Energy & Environmental Funders' Forum, a program of the Center for Economic and Environmental Partnership, Inc.

      William Frost, Director Nominee. Mr. Frost is expected to become a member of the board of directors of Zen Pottery on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Mr. Frost formed Cavalino 360, LLC, in 2002 to act as the General Partner to several funds targeting venture investments. Mr. Frost founded F4 Capital Management, LLC, in November 2000, to serve as the General Partner of The Diversified Horizons Fund, LP, and the Hedged Opportunities Fund, LP. These entities were created to exploit niche market inefficiencies through hedged strategies with careful attention being paid to capital preservation. Mr. Frost has approximately $100 million under management and advises on more than $900 million for select high net worth clientele. In 1999, Mr. Frost served as the Director of Strategic Development for CT Investment Strategies, LLC, to manage all aspects of the firms' expansion from the formation, funding and representation of new managers and their funds to the development of new products targeting high net worth and institutional investors. Beginning in 1997, Mr. Frost served in two capacities for LJH Global Investments, LLC, an alternative investment advisor and fund of funds manager who oversees more than $3 billion for wealthy families and foundations. He attended The Citadel where his studies were concentrated in electrical engineering. He also attended Stetson University with concentrations in finance and economics.

      Jeffrey S. Langberg, Director Nominee. Mr. Langberg is expected to become a member of the board of directors of Zen Pottery on the eleventh day after mailing of this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act. Since January 1999, Mr. Langberg has been a financial and business development advisor to the Chairman of Xethanol. For more than the past five years, Mr. Langberg has been an independent investment banker and business development advisor to public and privately-held companies involved in a broad range of industries. In addition to Xethanol, Mr. Langberg currently serves as an investment banker and business development advisor to Digital Stone Technologies, Inc., a developer of advanced precast concrete technology that emulates the patterns of natural stone; United Energy Corp., a manufacturer of specialty chemicals for the oil services industry; Deep Marine Technology, Inc., a designer of high technology single operator submarines for deep sea work; and Hybed Fuel Systems, Inc., a marketer of energy savings technology in the alternative fuels industry. Mr. Langberg graduated from the University of Pennsylvania's Wharton School of Finance and received a law degree from Fordham University Law School.

Key Employees

      Eric S. Lee, Vice President-Business Development - Xethanol BioEnergy, Inc. Mr. Lee heads the expansion and technology efforts of our Xethanol BioEnergy subsidiary. Prior to his appointment, he worked as a project manager with the Howard R. Green Company, where he expanded its biomass energy and chemical extraction programs. Prior to that, he was with the Quaker Oats Company, where he worked in lead roles in chemical and food processing engineering. In 2002, at Quaker Oats, Mr. Lee managed the engineering and operation of the largest biomass conversion plant in the United States and effected a redesign and cost reduction of Quaker Oats' biomass conversion process. Previously, Mr. Lee worked at Henkel Corporation (now Cognis), and at National Starch and Chemical as a chemical engineer. Mr. Lee received a B.S. degree in chemical engineering from Iowa State University.

      James Stewart, Vice President - Plant Operations and General Manager - Xethanol BioFuels (subsidiary of Xethanol BioEnergy, Inc.). Mr. Stewart has more than 23 years of experience in ethanol production in the United States and throughout the world. In addition to extensive consulting experience, Mr. Stewart has been associated with the ethanol plant in Blairstown, Iowa since its inception and throughout its operations, including serving as general manager of the plant during its operation from 2000 through 2002. Mr. Stewart has extensive experience in all aspects of plant operation including regulatory affairs, staffing, engineering, feedstocks and emergency planning. In 2003 to date, and prior to his work at the Xethanol BioFuels plant, Mr. Stewart has worked as a plant manager and in technical advisory roles at more than ten other ethanol production plants.

MEETINGS OF ZEN POTTERY'S BOARD OF DIRECTORS

      Zen Pottery's board of directors held no meetings during the year ended December 31, 2004.

COMPENSATION OF DIRECTORS

      Each member of Zen Pottery's board of directors will receive an annual stock option or restricted stock grant, plus additional stock options or restricted stock for each board meeting and each meeting of a committee of which such director is a member attended in person. All stock options will be exercisable at the then prevailing market price on the date of grant. Zen Pottery has not determined the exact number of options to be granted in accordance with this plan. No other fees will be paid to members of Zen Pottery's board. Before February 2, 2005, directors of Zen Pottery were not compensated for their services as directors.

COMMITTEES OF ZEN POTTERY'S BOARD OF DIRECTORS

      Audit Committee. Zen Pottery intends to establish an audit committee of the board of directors, which will consist of independent directors. The audit committee's duties would be to recommend to Zen Pottery's board of directors the engagement of independent auditors to audit its financial statements and to review its accounting and auditing principles. The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls. The audit committee would at all times be composed exclusively of directors who are, in the opinion of Zen Pottery's board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

      Compensation Committee. Zen Pottery intends to establish a compensation committee of the board of directors. The compensation committee would review and approve Zen Pottery's salary and benefits policies, including compensation of executive officers. The compensation committee would also administer the 2005 Incentive Compensation Plan of Zen Pottery, and recommend and approve grants of stock options under that plan.

      Zen Pottery's board of directors does not have and does not intend to establish a nominating committee, and such functions are to be performed by the full board of directors.

INDEBTEDNESS OF MANAGEMENT

      No executive officer, present director, proposed director or any member of these individuals' immediate families or any corporation or organization with whom any of these individuals is an affiliate is or has been indebted to Zen Pottery since the beginning of its last fiscal year.

LEGAL PROCEEDINGS

      As of the date of this Information Statement, there is no material proceeding to which any director, officer, affiliate or stockholder of Zen Pottery is a party adverse to it.

FAMILY RELATIONSHIPS

      There are no family relationships among Zen Pottery's directors and officers.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

CASH COMPENSATION

      The following Summary Compensation Table sets forth, for the years indicated, all cash compensation paid, distributed or accrued for services, including salary and bonus amounts, rendered in all capacities by Zen Pottery's and Xethanol's chief executive officer and all other executive officers who received or are entitled to receive remuneration in excess of $100,000 during the stated periods.

                           Summary Compensation Table

                                                        Annual            Long-term
                                                     Compensation        Compensation
                                                     ------------        ------------
                                                                     Awards         Payouts
                                                                     ------         -------
                                                                   Securities
                                                                   Underlying
                                         Fiscal     Salary  Bonus   Options/          LTIP           All Other
Name and Principal Position               Year       ($)     ($)     SARs(#)        Payouts ($)    Compensation ($)
---------------------------               ----       ---     ---     -------        -----------    ----------------
Zen Zachariah Pool III (1)                2004        --      --       --              --                  --
Former President                          2003        --      --       --              --                  --
                                          2002        --      --       --              --                  --

Christopher d'Arnaud-Taylor               2004        --      --       --              --             $225,275(2)
Chairman and Chief Executive Officer      2003        --      --       --              --             $198,300(2)
                                          2002        --      --       --              --             $ 96,500(2)

Jeffrey S. Langberg, Proposed Director    2004        --      --       --              --             $335,093(3)
                                          2003        --      --       --              --             $212,770(3)
                                          2002        --      --       --              --             $ 72,250(3)

------------------------
(1) Mr. Pool joined Zen Pottery in April 1991 and resigned as an officer on February 2, 2005.

(2) Consulting fees paid by Xethanol Corporation to London Manhattan Limited, Inc., an entity controlled by Mr. d'Arnaud-Taylor.

(3)   Consulting fees paid by Xethanol Corporation to Mr. Langberg.

OPTIONS/SAR GRANTS AND FISCAL YEAR END OPTION EXERCISES AND VALUES

      Zen Pottery has not had a stock option plan or other similar incentive compensation plan for officers, directors and employees, and no stock options, restricted stock or SAR grants were granted or were outstanding at any time.

EMPLOYMENT AGREEMENTS

      In January 2005, Christopher d'Arnaud-Taylor, our Chairman and Chief Executive Officer, entered into an employment agreement with us to continue serving as our Chairman and Chief Executive Officer for a term of three years. Franz A. Skryanz, our Vice President, Treasurer and Secretary, also entered into an employment agreement with us for a term of one year, commencing on January 1, 2005. Under these employment agreements, each of Messrs. d'Arnaud-Taylor and Skryanz will devote all of his business time and efforts to our business.

      The employment agreements of Messrs. d'Arnaud-Taylor and Skryanz provide that they will initially receive a fixed base salary at an annual rate of $180,000 and $60,000, respectively. Each agreement provides that it will be superseded by a more comprehensive agreement that will outline further benefits, including participation in our 2005 Incentive Compensation Plan.

      Each employment agreement requires the executive to adhere to our policy that (a) prohibits each executive from disclosure of confidential information regarding our company, and (c) confirms that all intellectual property developed by each executive and relating to our business constitutes our sole and exclusive property.

2005 INCENTIVE COMPENSATION PLAN

      On February 2, 2005, our board of directors adopted, and plans to submit to our stockholders for approval, our 2005 Incentive Compensation Plan and reserved 2,000,000 shares of our common stock for the granting of Awards under that plan. The purpose of the 2005 Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us, by enabling such persons to acquire or increase a proprietary interest in us in order to strengthen the mutuality of interests between such persons and our stockholders, and providing such persons with long term performance incentives to expend their maximum efforts in the creation of shareholder value.

      The 2005 Plan is to be administered by the Compensation Committee of our board of directors, when constituted, and until that time, by the full board. Subject to the terms of the 2005 Plan, the committee or board is authorized to select eligible persons to receive Awards and determine the type, number and other terms and conditions of, and all other matters relating to, Awards. The 2005 Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, deferred stock, dividend equivalents, bonus stock and awards in lieu of cash compensation, other stock-based awards and performance awards. Performance awards may be based on the achievement of certain business or personal criteria or goals, as determined by the committee or board.

      No Awards have been granted to date under the 2005 Plan.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Pursuant to Section 16 of the Securities Exchange Act of 1934, Zen Pottery's directors and executive officers and beneficial owners of more than 10% of the shares of common stock are required to file certain reports, within specified time periods, indicating their holdings of and transactions in the shares of common stock. Based solely on a review of those reports provided to Zen Pottery and written representations from applicable persons regarding the necessity to file reports, Zen Pottery is not aware of any failures to file reports or report transactions in a timely manner during the year ended December 31, 2004.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

      Zen Pottery is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at "www.sec.gov."


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